Filed by NTL Incorporated (formerly known as Telewest Global, Inc.)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(j)

of the Securities and Exchange Act of 1934

Subject Company: Virgin Mobile Holdings (UK) plc

Commission File No. of Virgin Mobile Holdings (UK) plc: 082-34908

Commission File No. of NTL Incorporated: 000-50886

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN OR INTO AUSTRALIA, CANADA OR JAPAN OR ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DO SO.

For Immediate Release

3 March 2006

NTL INCORPORATED

UPDATE FOR VIRGIN MOBILE SHAREHOLDERS IN RELATION TO THE NTL-TELEWEST COMBINATION

On 30 January 2006, NTL Incorporated announced that it was filing a joint proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”) relating to its combination with Telewest Global, Inc.  NTL Incorporated confirms that it has duly completed its combination with Telewest today.  A Form 8-K filed in connection therewith is available at the SEC’s website at http://www.sec.gov.  Investors requiring a hard copy may obtain one by directing a request to NTL Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention:  Investor Relations.

As set out in the form 8-K, the combination was structured as a reverse acquisition, pursuant to which NTL has become a subsidiary of Telewest Global, Inc.  Immediately following completion, NTL Incorporated was renamed NTL Holdings Inc. and Telewest (as the parent corporation) changed its name to NTL Incorporated (“New NTL”).  Former NTL shareholders received 2.5 shares of New NTL common stock for each share of NTL stock previously held.  Telewest shareholders received 0.2875 shares of New NTL common stock and $16.25 in cash for each share of Telewest common stock previously held.  Legacy NTL shareholders hold approximately 75% of the outstanding shares of New NTL and legacy Telewest shareholders hold approximately 25% of the outstanding shares of New NTL.

Enquiries:

NTL

In the US, for investors:

Brian Schaffer	Tel: +1 212 739 6724

In the UK, for media:

Buchanan Communications (PR Adviser to NTL)	Tel: +44 (0)20 7466 5000

Richard Oldworth Jeremy Garcia

Goldman Sachs (Financial Adviser to NTL)

Alain Carrier	Tel: +44 (0)20 7774 1000

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for NTL and no one else in connection with the potential offer and will not be responsible to anyone other than NTL for providing the protections afforded to its customers or for providing advice in relation to the potential offer for or any matter of arrangement referred to herein.

Further Information on the Potential Offer

The availability of the potential offer to Virgin Mobile shareholders who are not resident in the United Kingdom or the United States may be affected by the laws of relevant jurisdictions.  Virgin Mobile shareholders who are not resident in the United Kingdom or the United States will need to inform themselves about and observe any applicable requirements.

This announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the offer or otherwise.

Any securities that might be offered pursuant to the potential offer described in this announcement have not been registered under the applicable securities laws of Australia, Canada or Japan.  Accordingly, any such securities may not be offered, sold or delivered, directly or indirectly, in or into Australia, Canada or Japan except pursuant to exemptions from applicable requirements of such jurisdictions.

The potential offer will be subject to the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code.  In addition, the potential offer will be subject to the applicable requirements of the United States federal and state securities laws and the applicable rules and regulations of NASDAQ (except to the extent exempt from such requirements).

Virgin Mobile shareholders should read any prospectus that may be filed with the U.S. Securities and Exchange Commission (the “SEC”), because any such prospectus will contain important information about any potential transaction.  Investors may obtain a free copy of any prospectus, if and when it becomes available, and other documents filed by ntl with the SEC, at the SEC’s website at http://www.sec.gov.  Free copies of any prospectus, if and when it becomes available, may be obtained by directing a request to ntl Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations.